Exhibit 21.1

Subsidiaries of PCT LTD

As of December 31, 2021

Name of Subsidiary	State of Incorporation	Percentage Ownership	Status
Paradigm Convergence Technologies Corporation	Nevada	100%	Operating

Technologies Development Corp.	Nevada	100%	Dormant

Disruptive Oil & Gas Technologies Corp.	Nevada	46.25%	Operating